


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

13th April, 2005

82-3470

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Distribution of Shareholding as on Quarter ended 31st March, 2005

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st March, 2005 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

4/25


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 31st March, 2005

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,37,97,438	13.61
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,01,09,834	20.19
c.	Foreign Institutional Investors	4,34,03,640	17.49
	Sub-Total	**12,73,10,912**	**51.29**
4.	**Others**		
a.	Private Corporate Bodies	26,70,902	1.08
b.	Indian Public	2,89,26,415	11.65
c.	NRIs / OCBs	14,72,388	0.59
d.	Any Other : Shares / % (i) Foreign Companies : 8,04,35,870 / 32.40 (ii) Foreign Nationals : 14,808 / 0.01 (iii) Depository for shares underlying GDRs : 73,90,034 / 2.98	8,78,40,712	35.39
	Sub-Total	**12,09,10,417**	**48.71**
	GRAND TOTAL	**24,82,21,329**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs and holdings by FIIs and NRIs)

No. of shares held	Percentage of shareholding
13,27,16,740	53.47%



ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST MARCH, 2005

SL. NO.	NAME	NO. OF SHARE HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	2,77,44,763	11.18
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	2,63,26,794	10.61
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	65,83,777	2.65
4	THE ORIENTAL INSURANCE COMPANY LIMITED	50,88,091	2.05
5	GENERAL INSURANCE CORPORATION OF INDIA *	48,99,186	1.97
6	NATIONAL INSURANCE COMPANY LIMITED	46,63,674	1.88
	(c) Foreign Institutional Investors		
7	CLSA MERCHANT BANKERS LIMITED A/C CALYON	31,98,600	1.29
8	M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED	31,81,108	1.28
	OTHERS		
	(a) Foreign Companies		
9	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.66
10	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.35
11	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
12	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	73,90,034	2.98

* Excludes Mutual Fund holdings.


37 J. L. Nehru Road, KOLKATA-71
ITC Limited


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

13th April, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 31st March, 2005.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 31st March, 2005

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; transactions, if any, are reported in the respective years' Annual Report.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such details are disclosed in the respective years' Corporate Governance Report.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 V B.	Yes. No such transaction has been reported so far; such transactions, if any, are disclosed to the Board.
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes



ITC Limited
37, J. L. Nehru Road, KOLKATA-71